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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1
                                      TO
                                SCHEDULE 14D-1

                            -----------------------


                        TENDER OFFER STATEMENT PURSUANT
          TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            -----------------------

                                  BOLLE INC.
                           (Name of Subject Company)

                            SHADE ACQUISITION, INC.
                     (Names of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                  097937 10 6
                     (CUSIP Number of Class of Securities)

                               RICHARD R. KRACUM
                                   CHAIRMAN
                     WORLDWIDE SPORTS AND RECREATION, INC.
                            C/O WIND POINT PARTNERS
                     675 NORTH MICHIGAN AVENUE, SUITE 3300
                            CHICAGO, ILLINOIS 60611
                                (312) 255-4820

                                WITH A COPY TO:

                          STEVEN V. NAPOLITANO, ESQ.
                              KATTEN MUCHIN ZAVIS
                                525 WEST MONROE
                                  SUITE 1600
                         CHICAGO, ILLINOIS 60661-3693
                                (312) 902-5200

          (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

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This Amendment amends the Tender Offer Statement on Schedule 14D-1 filed on
December 2, 1999 (the "Schedule 14D-1") by Shade Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Worldwide Sports and Recreation, Inc., a Delaware corporation, with respect to Acquisition Sub's offer to purchase all of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1.


ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 4 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereto:

     On January 4, 2000, the Company, Purchaser, and Acquisition Sub executed the First Amendment to Agreement and Plan of Merger (the "First Amendment"), amending the Merger Agreement. Among other things, the First Amendment extended the Financing Condition Termination Date from January 15, 1999 to February 7, 2000 (as defined in the Merger Agreement). The First Amendment is attached hereto as Exhibit (c)(6), and the information set forth in the First Amendment is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

Item 10 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereto:

     On January 4, 2000, the Company and the Purchaser issued a joint press release which is attached hereto as Exhibit (a)(10). The information set forth in the press release is incorporated herein by reference.

     The informaton set forth in Section 16 of the Offer to Purchase is amended to include the following:

     The waiting period under the HSR Act applicable to the Offer expired on December 22, 1999.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding the following Exhibits:

     Exhibit (a)(10) - Press Release, dated January 4, 2000.

     Exhibit (c)(6) - First Amendment to Agreement and Plan of Merger, dated as of January 4, 2000 by and among the Company, Purchaser, and Acquisition Sub.

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                                   SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                              Shade Acquisition, Inc.



                              By:    /s/Joseph Messner
                                     ___________________________
                              Name:  Joseph Messner
                              Title: Vice President

Dated: January 5, 2000

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                                 EXHIBIT INDEX

     Except as noted below, the following exhibits have been previously filed in connection with this Schedule 14D-1.


Exhibit No.                                   Description
-------------  ----------------------------------------------------------------
(a)(1)         Offer to Purchase, dated December 2, 1999.

(a)(2)         Letter of Transmittal.

(a)(3) Letter to brokers, dealers, commercial banks, trust companies and nominees.

(a)(4) Letter to clients to be used by brokers, dealers, commercial banks, trust companies and nominees.

(a)(5)         Press Release, dated November 15, 1999.

(a)(6)         Press Release, dated November 26, 1999.

(a)(7)         Form of newspaper advertisement, dated December 2, 1999.

(a)(8)         Notice of Guaranteed Delivery.

(a)(9)         IRS Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.

(a)(10)*       Press Release, dated January 4, 2000.

(a)(11)*       Form of newspaper advertisement, dated December 2, 1999
               (which replaces exhibit (a)(7) to this Schedule 14D-1).

(b)(1) Credit Agreement dated as of August 5, 1999 by and among Purchaser and Antares Capital Corporation, as agent for the several lenders.

(b)(2)         First Amendment to Credit Agreement and Waiver, dated as of
               August 18, 1999 by and between the Purchaser and Antares Capital
               Corporation, as agent for the several lenders.

(b)(3) Subordinated Note Purchase Agreement dated as of August 5, 1999 between Purchaser and Northwestern Mutual Life Insurance Company.

(b)(4)         First Amendment to Subordinated Note Purchase Agreement dated
               August 18, 1999 between Purchaser and Northwestern Mutual Life
               Insurance Company.

(c)(1)         Confidentiality Agreement, dated September 1, 1999 between the
               Company and the Purchaser.

(c)(2) Agreement and Plan of Merger, dated as of November 24, 1999, among the Company, Purchaser and Acquisition Sub.

(c)(3) Tender and Voting Agreements, dated as of November 24, 1999, by and between Purchaser, Acquisition Sub and each of Martin E.
               Franklin and Ian G. H. Ashken.

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*Filed herewith.

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

(c)(4) Letter Agreement, dated as of November 24, 1999, by and between the Company, Acquisition Sub and each of Messrs. Franklin and Ashken relating to Board membership of Surviving Corporation.

(c)(5) Letter Agreement, dated as of November 24, 1999, by and among the Company, Marlin Holdings, Inc. and Wind Point Partners amending the Management Services Agreement.

(c)(6)* Amendment to Agreement and Plan of Merger, dated as of January 4, 2000, by and among the Company, Purchaser and Acquisition Sub.

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*Filed herewith.

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